D: +1 212 225 2494

sflow@cgsh.com

December 22, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen,

Our client, GrafTech International Ltd., a corporation organized under the laws of Delaware (the “Registrant”), has submitted a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement relates to a proposed initial public offering and listing of the Registrant’s common stock. The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the Commission in accordance therewith.

Please contact me if you have any questions about this confidential submission.

Sincerely yours,

/S/ SANDRA L. FLOW
Sandra L. Flow

cc:	Quinn Coburn
GrafTech International Ltd.

Adam Fleisher
Cleary Gottlieb Steen & Hamilton LLP